N E W S   R E L E A S E
OTCBB: OLYRF
Date: November 13, 2002
TSX-V: ORL


GARRISON WELL ONLINE


For Immediate Release

Olympic Resources Ltd. (Olympic) reports that its offset well on the Southeast Garrison prospect in Kern County, California is now online. The well commenced production in late October at an initial flow rate of 1
MMCFPD and reservoir pressures are similar to those observed in the original well. Olympic holds a 9.1% working interest in this well.
Gas will be sold at PG&E City-Gate daily prices which are currently around US$ 4/MCF.

Originally discovered and tested in 1999, the first well into the new pool produced sustained commercial rates of approximately
2.0 MMCFPD before encountering technical difficulties. The new well location lies approximately 1,400 feet northwest of the original well.

To find out more about Olympic Resources Ltd.
(TSX-V: ORL, OTCBB: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock,
President










The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements.
Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.